Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

February 5, 2013

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Lisa Kohl, Lilyanna L. Peyser and Mara L. Ransom

Re:                             Dynegy Inc.

Registration Statement on Form S-1 (File No. 333-185376) Initially Filed on December 10, 2012, as amended by Amendment No. 1 to the Registration Statement on Form S-1 Filed January 18, 2013 (CIK No. 0001379895)

Dear  Ms. Kohl, Ms. Peyser and Ms. Ransom:

Dynegy Inc. (the “Company,” “we” or “our”) is in receipt of the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our above-referenced Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 4, 2013 (the “Comment Letter”).  We transmit herewith for review by the Staff Amendment No. 2 to the Registration Statement (the “Amendment”).  We are also forwarding a copy of this letter and a copy of the Amendment marked to show changes from Amendment No. 1 to the Registration Statement via electronic mail.

Set forth below is our response to the comment in the Comment Letter.  For ease of reference, the comment contained in the Comment Letter is printed below in bold-face type and is followed by our response.

Where You Can Find Additional Information, page 3

1.              We note your response to comment 2 in our letter dated January 7, 2013. It does not appear that the General Instructions to Form 8-K, Item 8.01 of Form 8-K or any other authority contemplate that information may be “furnished” rather than “filed” under Item 8.01 of Form 8-K. Please revise your disclosure accordingly. In this regard, we note that it appears that the Form 8-K filed on January 22, 2013 should also be incorporated by reference.

Response:

We will revise the incorporation by reference section of our Registration Statement to include the Form 8-Ks filed on September 25, 2012, November 27, 2012, and January 22, 2013 in response to the Staff’s comment.

*      *      *

Under service agreements, Dynegy Inc. and its subsidiaries Dynegy Administrative Services Company and Dynegy Operating Company provide services to and are authorized to act on behalf of certain indirect subsidiaries of Dynegy Inc., including the following: Dynegy Gas Investments Holdings, LLC, Dynegy Power, LLC, Dynegy Kendall Energy, LLC, Ontelaunee Power Operating Company, LLC, Dynegy Power Generation, Inc., Blue Ridge Generation LLC, Black Mountain CoGen, Inc., Sithe Energies, Inc., Sithe/Independence Power Partners, L.P., Sithe/Independence LLC, Sithe/Independence Funding Corp., Dynegy Oakland, LLC, Dynegy South Bay, LLC, Dynegy Morro Bay, LLC, Dynegy Moss Landing, LLC, Casco Bay Energy Company, LLC, Dynegy Coal Investments Holdings, LLC, Dynegy Midwest Generation, LLC, Havana Dock Enterprises, LLC, Dynegy Power Marketing, LLC, Dynegy Coal Trading & Transportation, LLC, and Dynegy Marketing and Trade, LLC.

We appreciate the opportunity to respond to your comments.  Please do not hesitate to contact us directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Catherine B. Callaway
Name: Catherine B. Callaway
Title: Executive Vice President, General Counsel and Chief Compliance Officer, Dynegy Inc.

cc:	Heidi D. Lewis, Esq., Vice President & Group General Counsel- Corporate

Gregory Pryor, Esq., Partner, White & Case LLP

David Johansen, Esq., Partner, White & Case LLP